Filed Pursuant to Rule 253(g)(2)
File No. 024-10727

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

SUPPLEMENT NO. 6 DATED MARCH 20, 2020
TO THE OFFERING CIRCULAR DATED AUGUST 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise National For-Sale Housing eFUND, LLC (the “Company”, “we”, “our” or “us”), dated August 26, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 27, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Updates to Assets Acquired

Single Family Home Rental Controlled Subsidiaries

The following table summarizes the single family home rental controlled subsidiaries ("Rental Controlled Subsidiaries") acquired by the Company since the last update.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Renovation Budget (1)
S375	90018	4 / 3	1,678	03/02/2020	$718,000	$10,000
M184	90062	4 / 2	1,629	03/03/2020	$682,000	$15,000

(1)	There can be no assurance that the anticipated completion cost will be achieved.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of the Company’s assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in the Company is an inherently risky investment that may result in total or partial loss of investment to investors.